Filed by DIRECTV pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

Subject Company: DIRECTV

Commission File No.: 001-34554

DIRECTV previously made available a Customer FAQ on its website, which was filed on May 19, 2014.  The following communication is an updated version of the Customer FAQ which was made available on DIRECTV’s website:

DIRECTV and AT&T Merger Customer FAQ

1.	What was announced?

•	Today, DIRECTV announced that it is combining with AT&T to create a leading provider of content across mobile, video & broadband platforms.

2.	Why is DIRECTV combining with AT&T?

•	This combination brings together two leading companies with complementary strengths and scale in mobility, video and broadband services.
•	Together, DIRECTV and AT&T will be well-positioned to realize substantial incremental growth by offering consumers competitive and innovative broadband, video and mobile services.
•	The combined company will cover 70 million customer locations with its broadband expansion and be a stronger alternative to cable with a better customer experience.
•	Together, we will be well-positioned to meet the evolving video and broadband needs of the 21st century marketplace.

3.	How does this transaction benefit DIRECTV Customers?

•	For our valued customers, this is truly a win-win.
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Together, DIRECTV and AT&T will be a stronger competitive alternative to cable for consumers wanting a better bundle of top-quality broadband, video and mobile services, as well as a better customer experience and enhanced innovation.

•	Consumers will also benefit from the combined companies’ additional scale in video content distribution across its mobile, video and broadband networks.
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Given its distribution scale, the combined company will better meet consumers’ future viewing and programming preferences, whether traditional pay TV, on-demand video services like Netflix or Hulu streamed over a broadband connection (mobile or fixed) or a combination of viewing preferences  on any screen – mobile, TV, laptop, tablet, or on a backseat display in a connected car.

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AT&T intends to expand its plans to build and enhance high-speed broadband service to 15 million customer locations, mostly in rural areas where AT&T does not provide high-speed broadband service today.  This new commitment is on top of the fiber and Project VIP broadband expansions plans AT&T has already announced.

•	Customers will be able to buy broadband service stand-alone or as part of a bundle with other AT&T services.

4.	Will there be any changes to DIRECTV’s products, services and contracts? Will there be any immediate changes to my service?

•	Until the transaction closes, DIRECTV and AT&T will continue to operate as separate companies.
•	The merger announcement will have no impact on DIRECTV’s products, services or programming.
•	Following the close of the transaction, customers can expect an even better experience and a broader offering.
•	We expect the transaction to close within 12 months.
•	We are committed to continuing to provide you with the world-class customer service and the best video and entertainment experience that you know and love.

5.	Will I still have access to all of my channels?

•	Yes.

6.	Will I still be able to get NFL SUNDAY TICKET?

•	Yes.

7.	Will my pricing change? Will I have to pay more?

•	DIRECTV service will continue to be offered as a stand-alone service, and your pricing won’t change as a result of this merger.
•	We’re committed to offering you the best video experience at the best value, and that commitment won’t change.

8.	I am a customer of DIRECTV and AT&T– can I now bundle these services?

•	Once the transaction has closed, the combined company will offer consumers bundles that include video, high-speed broadband and mobile services using all of its sales channels.

9.	Will I be able to get a better price since I am buying services from both DIRECTV and AT&T?

•	We will provide information regarding specific products and services of the combined company once we close the transaction.

10.	How do I pay my bill? Can I pay at AT&T stores now?

•	Until the transaction closes, DIRECT V and AT&T will continue to operate as separate companies.
•	The merger announcement should have no effect on our operations or how we at DIRECTV go about our business.
•	For now, customers should continue to pay their bill just as they always have.

11.	How long before the deal closes?

•	The transaction is expected to close within approximately 12 months.

12.	Where can I learn more about AT&T products and services?

•	AT&T’s website, www.att.com is a great place to learn more about the company and its products and services.

13.	Where can I find additional information?

•	As we move through this process, we will continue to keep you updated on important developments.
•	If you have any questions please do not hesitate to reach out to your usual DIRECTV contacts.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between DIRECTV and AT&T, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of DIRECTV and AT&T and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that DIRECTV stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of DIRECTV and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are contained in DIRECTV’s and AT&T’s filings with the Securities and Exchange Commission. Neither DIRECTV nor AT&T is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication may be deemed to be solicitation material in respect of the proposed merger between DIRECTV and AT&T.  In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”).  STOCKHOLDERS OF DIRECTV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS,

BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about DIRECTV and AT&T, without charge, at the SEC’s website, http://www.sec.gov.  Copies of documents filed with the SEC by DIRECTV will be made available free of charge on DIRECTV’s website at http://www.directv.com.  Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s website at http://www.att.com.

Participants in Solicitation

DIRECTV and its directors and executive officers, and AT&T and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of DIRECTV common stock in respect of the proposed merger. Information about the directors and executive officers of DIRECTV is set forth in the proxy statement for DIRECTV’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2014. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.

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